SKADDEN, ARPS, SLATE, MEAGHER & FLOM

        DIRECT DIAL

+852 3740 4863

        DIRECT FAX

+852 3910 4863

        EMAIL ADDRESS

JULIE.GAO@SKADDEN.COM

PARTNERS

JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

WILL H. CAI ^

EDWARD H.P. LAM ¿*

HAIPING LI *

RORY MCALPINE ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

^ (ALSO ADMITTED IN CALIFORNIA)

¿ (ALSO  ADMITTED IN ENGLAND &  WALES)

* (ALSO ADMITTED  IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG _____ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com December 14, 2015

AFFILIATE OFFICES

_____

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

_____

BEIJING

BRUSSELS

FRANKFURT

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

SYDNEY

TOKYO

TORONTO

Dietrich King, Assistant Director

David Lin, Staff Attorney

Amit Pande, Accounting Branch Chief

Benjamin Phippen, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yirendai Ltd.

Supplemental Submission to the Staff

Dear Mr. King, Mr. Lin, Mr. Pande and Mr. Phippen:

On behalf of our client, Yirendai Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the additional questions raised by the Staff during the Company’s telephone discussion with the Staff on December 11, 2015 (the “December 11 Call”) relating to certain comments contained in the Staff’s letter dated December 2, 2015 (the “December 2 Comment Letter”).

The Staff’s relevant comments from the December 2 Comment Letter are reproduced below, including the Company’s original responses in a letter dated December 7, 2015, and are followed by the Company’s responses to the additional questions raised by the Staff during the December 11 Call, with certain sensitive commercial information being redacted with asterisks. Capitalized terms used but not otherwise defined herein have the meanings set forth in the amendment No. 3 to the Company’s registration statement on Form F-1 field with the Commission via EDGAR on December 10, 2015.

Securities and Exchange Commission

December 14, 2015

On behalf of the Company, we are supplementally providing to the Staff the Company’s responses without any portion being redacted under a separate cover letter. The letter and the information provided therein constitute confidential information of the Company.

1.	Comment No. 11 of the December 2 Comment Letter

Operating Costs and Expenses, page 92

Please tell us the breakdown of expenses between origination and servicing costs as disclosed on page 92.

In response to the Staff’s comment, the Company sets out below the breakdown of expenses between origination and servicing costs for the periods presented:

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2013	2014	2014	2015
	(in US$ thousands)

Origination and servicing expenses:
Credit assessment	782	1,694	1,269	1,189
Customer and system support	87	790	339	2,805
Third-party payment process services fee	112	1,003	590	5,110
Collection	8	54	29	341
Guarantee expense (1)	266	—	—	—

	1,255	3,541	2,227	9,445

(1)	Represents a one-time fee of US$266 thousand paid by the Company to Tian Da Xin An in August 2013 for its assumption of the obligation of the Company on the outstanding loan balances that were covered under the previous risk reserve fund model.

Securities and Exchange Commission

December 14, 2015

The Company respectfully advises the Staff that of the origination and servicing costs, the cost for credit assessment is associated with the Company’s loan facilitation services while the third-party payment process service fee and the costs for collection are associated with the post-origination services provided by the Company. When determining the best estimated selling price of its loan facilitation services, the Company takes into consideration the costs related to credit assessment, customer and system support as well as user acquisition that are accounted for under sales and marketing expenses. For avoidance of doubt, the Company has added more disclosure on page 92 of the Registration Statement to clarify this point.

Follow-up questions from the December 11 Call:

•	What are the costs associated with origination services and how do you consider in estimating the best estimate selling price for the origination services?

The following table shows the costs related to origination and post-origination services:

	2013	2014	For the nine months ended 9/30/2014	For the nine months ended 9/30/2015	Line items in the consolidated statement of operation
	(in US$ thousand)
Loan volume	42,672	359,180	180,400	984,339
Loan facilitation Services:
User acquisition through online channels	3,891	10,025	6,822	27,984	Sales and marketing
User acquisition through offline channels	1,329	12,329	8,913	40,285	Sales and marketing
Customer and system support	87	790	339	2,805	Origination and servicing
Credit assessment	782	1,694	1,269	1,189	Origination and servicing

Total	6,089	24,838	17,343	72,263

Post-Origination Services:
SMS messaging	1	65	18	150	General and administrative
Third party payment process service fee	112	1,003	590	5,110	Origination and servicing
Automated investing tool	188	323	259	1,423	General and administrative
Collection	8	54	29	341	Origination and servicing

Total	309	1,445	896	7,024

Loan facilitation cost as % of total direct cost	95%	95%	95%	91%
Post-origination cost as % of total direct cost	5%	5%	5%	9%

The Company respectfully advises the Staff that the costs associated with loan facilitation services mainly include three components: (1) user acquisition through both online and offline channels, (2) customer and system support, which mainly includes the credit assessment system support, and (3) credit assessment, which includes mainly the compensation expenses related to credit assessment team.

Securities and Exchange Commission

December 14, 2015

As discussed in paragraph 1, number 3 of previous response letter dated October 28, 2015 to comment, the Company used cost plus margin as the best estimated selling price for loan facilitation services. The average margin added on top of cost is around ***%, based on the product mix of loans facilitated in first three quarters of 2015.

•	What is the nature of user acquisition costs and how does it relate to loan origination cost?

As an intermediary connecting investors and borrowers, a major part of the Company’s business is to identify and acquire qualified borrowers and investors, so the Company considers user acquisition cost to be its significant cost component in loan facilitation services. User acquisition cost, which is recorded as part of the sales and marketing expenses, generally has two models of fee arrangement, one is based on click, and the other is based on sales. Around ***% of the user acquisition cost is under the sales based fee arrangement.

More specifically, the acquisition cost through offline channels relates to the referral fees paid to CreditEase for referring qualified borrowers and investors. The current fee rate charged to the Company by CreditEase for offline borrower acquisition services is 5% of the loans facilitated to borrowers referred by CreditEase. The current fee rate charged to the Company by CreditEase for offline investor acquisition services is 3% of the investments made by the investors referred by CreditEase.

The acquisition cost through online channels mainly includes the fees the Company pays to third-party partners for traffic acquisition, which can be directly attributable to revenue generation. There are generally two models of fee arrangement in the market place for these partners, one is based on click, and the other is based on sales. For vertical-based online channel partners, for example car sales websites, the fee arrangement is typically based on sales, while for search engine partners, the fee arrangement can be based on either sales or clicks.

For the sales-based arrangement, fee is calculated based on the loan originated on its platform through those partners. For example, when a customer clicks the Company’s link on one of the partners’ website or app, the customer would be directed to the loan application process on the Company’s platform. If the customer successfully applies for a loan and the loan facilitation process is successfully completed, the Company will pay that partner a referral fee as certain percentage of the loans facilitated to borrowers referred by that partner. For the click-based fee arrangement, the Company evaluates the conversion rate from click to sales and determines the stability of the conversion rate. If the Company sees a stable conversion rate from click to sales, the Company considers the click-based user acquisition cost as a direct cost attributable to revenue.

Securities and Exchange Commission

December 14, 2015

2.	Comment No. 27 of the December 2 Comment Letter

Note 10. Subsequent Events, page F-47

We note that in the fourth quarter of 2015, the Group revised its risk reserve funding policy of setting aside 6% of all loans facilitated through its marketplace to the current practice of both setting aside 6% of all loans and monitoring the balance of the risk reserve fund on a monthly basis and adjusting the account balance on a quarterly basis by contributing an appropriate additional amount of cash, which may come from loans facilitated during the relevant period or from other sources of cash, into the risk reserve fund as needed to ensure that the balance is sufficient to cover expected payouts to investors. Please tell us, in detail, how this change impacts your valuation of the liability and provide us with the journal entries for the income statement impact, if any, when you deposit additional cash not related to any loan originations during the quarter to facilitate our understanding. Please also tell us if you have transferred any additional amounts of cash into the risk reserve fund to date or increased the 6% held for all loans and if so, the amount(s).

The Company respectfully advises the Staff that the change in the Company’s risk reserve funding policy will lead to a change in estimating the fair value of the risk reserve fund liability. Prior to the change, the expected future cash payout used in fair value estimation is capped by the risk reserve fund balance, regardless whether the projected future cash payout is higher than the risk reserve fund balance. After the change, the risk reserve fund cash balance is to be kept at a level that is sufficient to cover the projected payouts. As a result, starting from the fourth quarter of 2015, the risk reserve fund liability will be calculated based upon the expected future payouts adjusted for the time value of money and a mark-up for a profit margin.

If it occurs that the existing risk reserve fund is not sufficient to cover the total contingent liability that should be recognized, upon the deposit of additional cash into the risk reserve fund which is not related to any loan originations during the quarter, the Company will recognize additional expenses to the extent that the contingent liability exceeds the stand-ready liability.

Securities and Exchange Commission

December 14, 2015

The Company continuously tracks the changes in the contingent obligation related to the risk reserve fund of the existing loan portfolio. Based on the Company’s assessment, for loans that were originated before the change took place, the accumulated contingent liability was not in excess to the risk reserve fund liability as of September 30, 2015. As a result, no expense was recorded as a result of the increase in the cash set aside.

In the fourth quarter of 2015, the Company increased the amount set aside into the risk reserve fund for each loan from 6% to 7% for all newly facilitated loans. In addition, the Company monitors the balance of the risk reserve fund on a monthly basis, and adjust on a quarterly basis by putting an appropriate additional amount of cash from other sources into the risk reserve fund as needed to ensure, based on its current business intention but not the legal obligation, that it can sufficiently cover the expected payouts.

Follow-up questions from the December 11 Call:

•	Please explain whether the change in your risk reserve funding policy reflects any change in your business intention with regard to the risk reserve fund.

The Company respectfully advises the Staff that the change in the Company’s risk reserve funding policy implemented in the middle of November 2015 reflects the Company’s current intention to allow investors to fully recover their outstanding principal and accrued interest in the event of loan default, which differs from the Company’s original intention when it launched the risk reserve fund service on January 1, 2015 through mid-November of 2015.

When the Company started offering the risk reserve fund services on January 1, 2015, the Company set aside cash in an amount equal to 6% of the loans facilitated through the Company’s platform into a restricted cash account as the risk reserve fund to limit investors’ losses from loan default. The Company’s original funding policy during the first three quarters of 2015 was to only set aside an amount equal to 6% of the loans facilitated into the risk reserve fund, regardless of the performance of the loan portfolio. Should the balance of the risk reserve fund be insufficient to cover the expected payouts that arise from loan defaults, the Company would not put additional cash from other sources into the risk reserve fund, and investors, in that case, would bear the losses to the extent that their outstanding principal and accrued interest were not fully covered by the payouts from the Company’s risk reserve fund. As discussed in paragraph 4, comment 1 of previous letter dated October 1, 2015 in response to the Staff’s comments, the Company is only liable to investors for amounts in the risk reserve fund.

Securities and Exchange Commission

December 14, 2015

Following discussions with the Staff in the comment letter process regarding the implications of the replenishment of the risk reserve fund from future loans on the estimate of the risk reserve fund liability, the Company responded supplementally on August 31, 2015 that it had changed its view that the risk reserve fund was capped for the purposes of calculating the stand-ready liability at the inception of the loan. However, it did not believe at the time that the fair value of the future payouts was materially different from the amount of the reserve in the first-quarter financial statement which was established at 6% of loans generated, because after applying the discount, the fair value amount was similar to the 6% reserve. The Company respectfully advises the Staff that on August 31, 2015 the Company did not incorporate a profit margin in the estimated fair value of the guarantee. This position was reiterated in the Company’s October 28 response letter when the Company included a profit margin of ***% in the estimated fair value of the guarantee to factor the stand ready obligation into the calculation.

In November 2015, the Staff communicated to the Company it believed that based on the legal terms of the arrangement that provided limited guarantee to investors it was appropriate to consider the impact of the cap on the determination of the fair value of the risk reserve fund obligation at origination as the amounts added to the risk reserve fund from future loans represent a future event. The Company considered this guidance and reflected this in the financial statements for the nine months ended September 30, 2015, which were included in the registration statement filed on November 16, 2015. In addition, in connection with a growing and deeper understanding of the market, the Company determined that a ***% margin was more appropriate (as communicated to the Staff in an email dated November 13, 2015) to reflect the stand-ready obligation the Company was undertaking and used that margin to calculate the fair value of the risk reserve fund in the financial statements for the nine months ended September 30, 2015.

Securities and Exchange Commission

December 14, 2015

In November 2015, due to a change in its business intention discussed below, the Company revised its risk reserve funding policy to ensure that it will set aside sufficient cash in the risk reserve fund to cover the expected payouts, which was estimated at 7% of the loans facilitated through the Company’s platform. In November 2015, the Company not only set aside an amount equivalent to 7% of the loans facilitated through the Company’s platform in the risk reserve fund, but also put into the risk reserve fund an additional amount equivalent to 1% of the loans facilitated through its platform in October 2015, for which period the Company used to set aside 6% prior to the change in its business intention and risk reserve funding policy. Furthermore, starting from mid-November 2015, in addition to setting aside a certain percentage of the loan amount at the inception of each loan, the Company monitors the balance of the risk reserve fund on a monthly basis, and adjusts on a quarterly basis as needed by putting an appropriate additional amount of cash from other sources into the risk reserve fund so that it can sufficiently cover the expected payouts. As a result, with respect to the loans facilitated in the first nine months, the Company is currently assessing the expected payout, and will put additional cash into to the risk reserve at the end of the year if it believes the risk reserve fund is not sufficient.

The Company currently intends to allow investors to fully recover their outstanding principal and accrued interest in the event of loan default, which means if the balance of the risk reserve fund is insufficient to cover the expected payouts, the Company will put an additional amount of cash from other sources into the risk reserve fund, including from its working capital. The Company intends to continue this practice in the foreseeable future, although it may revisit its current risk reserve funding policy periodically in the future as the Company further strengthen its competitive position and the peer-to-peer lending service industry in China continues to evolve. By increasing the amounts in the risk reserve fund, the Company increases its legal obligation under the terms of that agreement which results in a higher amount of risk reserve fund liability.

•	Please tell us the reason(s) why you implemented the change in your risk reserve funding policy in the fourth quarter of 2015.

In the course of the Company’s preparation for its initial public offering in the first half of November 2015, the Company’s management had discussions with the initial public offering working group regarding the offering and equity investors’ feedback on the Company’s business model, and the working group made the recommendation to the management that a stronger version of the risk reserve funding policy which provides enough coverage to further minimize investor loss would be perceived positively by equity investors and further strengthen the Company’s competitive position in light of existing environment of the peer-to-peer lending service industry in China. Taking into consideration of the IPO working group’s recommendation and feedback that the Company collected from the test-the-water meetings with equity investors, the Company believes that at the current stage of high loan growth rate and strong profit margin, it is important to compete aggressively for more investors and larger investment amounts in light of the vast growth potential of online consumer finance marketplaces in China. Thus, the Company made the decision in November 2015 to change its risk reserve funding policy beginning from the fourth quarter of 2015 to offer better protection to investors on its platform.

Securities and Exchange Commission

December 14, 2015

•	Whether the change of business intention and the change in risk reserve funding policy change the rights and obligations regarding the investor loans, as being considered assets/liability of the company.

The Company respectfully advises the Staff that the recent change in the Company’s business intention and the risk reserve funding policy do not affect the Company’s contractual rights and obligations under the risk reserve fund service agreements with investors. The Company believes that it does not have contractual rights against borrowers nor contractual obligations to investors with respect to the loans facilitated through its platform, and the fund of the loan is not part of the assets that any creditor is entitled to claim for in the event of bankruptcy. As a result, the Company’s accounting policy for risk reserve liability has remained and shall be the same. In addition, the Company has concluded that it does not have a contractual right to cash or another financial asset from the borrower that meets the definition of a financial asset, nor does the Company have a contractual obligation to deliver cash or another financial asset to the investor that meets the definition of a financial liability.

*        *        *

Securities and Exchange Commission

December 14, 2015

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com. Questions relating to accounting and auditing matters of the Company may also be directed to Elsie Zhou, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by phone at +86 10 8520-7142 or via email at ezhou@deloitte.com.cn.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:

Ning Tang, Executive Chairman, Yirendai Ltd.

Dennis Yu Cong, Chief Financial Officer, Yirendai Ltd.

Elsie Zhou, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Chris Lin, Esq., Partner, Simpson Thacher & Bartlett LLP